J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

SUPPL

[redacted]

05011974

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 7 October 2005

Dear Sir

Pre-Close Second Quarter Trading Statement for 16 weeks to 8 October 2005

Please find enclosed copies of the above announcements made to the London Stock Exchange on 7 October 2005.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

dlw 10/25

7 October 2005

Pre-Close Second Quarter Trading Statement for 16 weeks to 8 October 2005

J Sainsbury plc today reports its pre-close second quarter trading statement, comprising 15 weeks actual sales and estimated sales for the final week to 8 October 2005.

Highlights

- **Total sales for second quarter up 6.6 percent (5.4 percent excluding petrol)**
- **Like-for-like sales for second quarter up 4.1 percent (2.8 percent excluding petrol)**
- **Third consecutive quarter of like-for-like sales growth since recovery plan announced in October 2004**
- **Customers benefiting from continuing improvement in product availability and price position**
- **Steady growth in market share this year**
- **Further challenges for Sainsbury's Bank in a tough market**

Trading

Justin King, chief executive, said: "Trading during the second quarter has continued the good progress made in the first 12 weeks of the year. Like-for-like sales (excluding petrol) of 2.8 percent reflect a good sales performance during a challenging period for the retail sector and we have grown our market share. Our plans for the recovery of our business are on track.

"There was 1.7 percent deflation in grocery, driven by our continued investment in the customer offer. Strong inflation in petrol resulted in total inflation of 0.9 percent for the quarter. As previously stated we will continue to invest in both price and quality and in our store execution to improve our customer offer. Our sales momentum supports this investment as well as the external cost pressures which are generally being reported by retailers.

"We continue to invest in developing Sainsbury's Bank and to move to more commission based products. Customer numbers grew by 18% and there has been growth in assets and income. However consumer confidence has weakened and market conditions continue to be challenging. We have increased the level of provisioning for bad and doubtful debts relating to business undertaken in previous years and as a result expect the Bank to report a small loss in the first half of this year.

"Looking forward we expect the market to remain highly competitive for the rest of the year but our priority remains to invest in the customer offer to maintain market levels of sales growth. As previously stated we believe the benefits of the operational gearing in the business will begin to be delivered in the second half of 2006/07. We need to make sure that progress is sustained and consistent across all our stores and that work we are undertaking 'behind the scenes' delivers the improvements laid out in our plans to Make Sainsbury's Great Again.

Making Sainsbury's Great Again

"As we outlined last October, fixing the basics of our customer offer is our priority in this first year of our recovery plan. We are pleased that sales are growing as a result of the work undertaken to date and independent industry measures have reported our market share to be growing since the beginning of the year (4).

"Encouraging current customers to complete more of their weekly shop with us again is key to reaching our sales growth target but we also believe lapsed and new customers will be attracted by the progress we have made. Over the last year we have invested in thousands of price reductions and we believe we now have industry-matching availability. At the same time we have given similar priority to product quality and introduced new and improved ranges. We will continue to respond as necessary to ensure our offer remains competitive.

"An important event during the quarter has been the re-launch of our brand supported by our *Try Something New Today* advertising campaign. This marks the next stage of our recovery plan and has also kick-started a change in the way we work which is essential if we are to sustain our early progress. The advertising campaign builds on Sainsbury's heritage of quality and value and the initial customer

"Our brand links well with the promotion of healthy, fresh and tasty food and an active and healthy lifestyle. We are now delivering orders of over £17 million of sports equipment and experiences to more than 25,000 schools as part of our 'Active Kids' programme. The scheme was a phenomenal success with over 80% of all UK schools participating. As part of 'Active Kids' and our commitment to encourage children to be more active we pledged £500,000 to the Youth Sport Trust. This will help provide training for teachers to lead more exercise activities in school. We have also just signed a grass-roots programme with the English Schools Athletics Association which we hope will go some way to helping secure England's hopes for its youngest Olympic athletes in 2012.

"Overall we know that our customers are noticing the difference in our stores, particularly in pricing, availability and service, but there is still much to do. Our commitment to constantly improve the shopping experience and do the right thing for our customers remains at the heart of all our activities."

Notes

(1) For guidance, the accounts for the 28 weeks to 9 October 2004 have been restated under IFRS. On this basis, underlying profits for the 28 weeks to 9 October 2004 were £119 million. Details are provided on our website at http://www.j-sainsbury.co.uk/files/results/q2ts05/ifrs.pdf.

(2) The definition of underlying profits adopted is "Profit from continuing operations before gain or loss on the sale of properties and businesses, impairment of goodwill, financing fair value movements and items that are material and infrequent in nature, such as costs arising from the closure, relocation or re-structuring of a significant operation". As previously reported, we have taken an exemption under IFRS 1 to defer the implementation of IAS 32 and 39 to the financial year ending 25 March 2006. The figures presented for the 28 weeks to 9 October 2004, have not, therefore, been adjusted to reflect IAS 32 and 39. Details of the IAS 32 and 39 adjustments will be provided when the interim results for 28 weeks to 8 October 2005 are reported.

(3) Interims results for the 28 weeks to 8 October 2005 will be reported, under IFRS, on 16 November 2005.

(4) As measured by TNS on a 12 weekly basis compared with the previous year since January 2005

(5) Sales growth is detailed below:

2005/06	**Q1**	**Q2**	**H1**
Sales growth including petrol (%)			
Total	5.7	6.6	6.2
Lfl	1.9	4.1	3.1
Sales growth excluding petrol (%)			
Total	5.3	5.4	5.3
Lfl	1.3	2.8	2.1

(6) We will be holding a conference call for analysts and investors at 9:00 (BST). To listen to the audio webcast: please visit www.j-sainsbury.co.uk from 8:30 BST and follow the on-screen instructions. The archive of this event will be available from **12:00 BST** on the day in the form of a delayed webcast.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 7295